

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Mr. Kenneth F. Khoury
Executive Vice President, General Counsel and Secretary
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

> **Re:** **Beazer Homes USA, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 001-12822**

Dear Mr. Khoury:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010

Item 3. Legal Proceedings, page 25

1. In future filings, please include all of the information required by Regulation S-K Item 103 for each of the material pending legal proceedings you disclose in this section. For example, for the ERISA class actions, such disclosure should include the name of the court or agency in which the proceedings are pending, the relief sought and the material terms of the settlement.

2. We note that you filed a current report on Form 8-K on March 3, 2011 to disclose your issuance of a press release announcing that your president and chief executive officer reached a resolution with the U.S. Securities and Exchange Commission regarding a claim under Section 304 of the Sarbanes-Oxley Act. We also note the current report on Form 8-K that you filed on November 13, 2009 concerning this matter. Please tell us

what consideration you gave to disclosing this matter in your periodic reports. In this regard, we draw your attention to Instruction 4 to Item 103 of Regulation S-K.

Item 6. Selected Financial Data, page 29

3. On page 25, you indicate Adjusted EBITDA enables holders of your securities to better understand the cash implications of your operating performance and your ability to service debt obligations as they currently exist and as additional indebtedness is incurred in the future. It appears that you use Adjusted EBITDA as a liquidity measure in your filing. If so, please identify Adjusted EBITDA as a non-GAAP liquidity measure and provide a reconciliation of Adjusted EBITDA to cash flow from operations. Please refer to Item 10(e)(1) of Regulation S-K.

Item 7. Management's Discussion and Analysis . . . , page 31

Items Impacting Comparability Between Periods, page 38

Fiscal 2010 versus 2009, page 45

4. In future filings, to the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please provide investors with a discussion and analysis regarding the favorable impact to gross profit, including the corresponding amount. Please refer to Items 303(A)(3)(i) and (ii) of Regulation S-K for guidance.

Land Sales and Other Revenues, page 45

5. In future filings, please clarify what "n/m" signifies in the table on page 46.

Liquidity and Capital Resources, page 46

6. Cash flows provided by operating activities was $69.7 million for the year ended September 31, 2010 compared to cash flows provided by operating activities of $93.8 million for the year ended September 31, 2009. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows provided by operations as well as the underlying reasons for changes in these components, with specific discussions for trade receivables, inventory, other assets, trade accounts payable and other liabilities. Please revise your disclosure for all periods presented.

Item 8. Financial Statements and Supplementary Data, page 51

(1) Summary of Significant Accounting Policies, page 55

Stock-Based Compensation, page 60

7. You disclosed that cash-settled awards granted to employees are initially valued based on the market price of the underlying common stock on the date of the grant and are adjusted to fair value until vested. Please tell us and disclose what consideration you gave to ASC 718-30 in accounting for these cash-settled awards.

(3) Investments in Unconsolidated Joint Ventures, page 62

8. On page 64, you indicate that you have not recorded a liability for the contingent aspects of any guarantee that you determined were reasonably possible but not probable. Please revise your disclosure to provide a range of reasonably possible losses or additional loss; or state that such a loss cannot be estimated. Refer to ASC 450-20-50.

(7) Borrowings, page 69

9. In May 2010, you issued three million 7.25% tangible equity units which comprised of prepaid stock purchase contracts and senior amortizing notes. Please tell us and disclose how you accounted for the issuance of these tangible equity units. Please cite the accounting literature used to support your conclusions.

Mandatory Convertible Subordinated Notes, page 71

10. You indicated that holders of the mandatory convertible subordinated notes have the right to convert their notes, in whole or in part, at any time prior to maturity, into shares of common stock at a variable conversion rate based on the price of stock. Please disclose and tell us what consideration you gave to ASC 470-20 in accounting for your variable conversion feature. Please also disclose whether there is a beneficial conversion feature associated with your convertible debt.

Junior Subordinated Notes, page 72

11. On January 15, 2010, you completed an exchange of $75 million of your trust preferred securities issued by Beazer Capital Trust I for a new issue of $75 million of junior subordinated notes due July 30, 2036. You indicate that the exchange was accounted for as an extinguishment of debt. Please tell us how you determined that the exchange should be accounted for as an extinguishment of debt rather than a refinance of debt. Please specifically address how you determined that terms of the new debt were substantially modified when compared to the terms of the old debt. Please also describe how you calculated the gain on extinguishment in connection with this exchange. Please

provide a comprehensive explanation for your accounting treatment. Please tell us what consideration you gave to ASC 470-50-40 in determining whether your exchange represented an extinguishment of debt.

(9) Income Taxes, page 74

12. You disclosed that there were deferred tax liabilities of $57.2 million as of September 30, 2010. Please tell us and disclose how these deferred tax liabilities were derived. Please also disclose whether these deferred tax liabilities contributed to the benefit generated from the $63.9 million decrease in the valuation allowance as of September 30, 2010. Please also disclose and quantify the business reasons for the changes in your provision for income taxes for each period presented within MD&A.

(13) Contingencies, page 81

Warranty Reserves, page 81

13. You disclose that your warranty reserves include an estimate for the repair of less than 60 homes in Florida where certain of your subcontractors installed defective Chinese drywall. You indicate that you are inspecting additional homes in order to determine whether they also contain defective Chinese drywall. You also believe that the amount of additional liability, if any, is not reasonably estimable. Please help us understand why it is not possible to estimate the number of additional homes that have defective Chinese drywall. Otherwise, please disclose an estimate of the additional homes that may have Chinese drywall and an estimate of the repair costs per home.

Other Matters, pages 84

14. For each matter discussed, please tell us and revise your filing to disclose:

- The amount of damages sought if, specified;
- The amount of any accrual, if necessary for an understanding of the contingency;
- The range of reasonably possible loss or additional loss; or
- State that such a loss cannot be estimated.

If you believe that any losses are remote, please explain in your response. Refer to ASC 450-20-50 and SAB Topic 5:Y.

Item 9A. Controls and Procedures, page 100

Inherent Limitations over Internal Controls, page 101

15. We note your statement that your "system of controls is designed to provide reasonable, not absolute assurance regarding the reliability and integrity of accounting and financial

reporting." Please confirm to us that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 103

16. We note that you do not appear to have publicly filed all of the schedules and exhibits to your amended and restated credit agreement listed as Exhibit 10.31. Please file your complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Exhibits 31.1 and 31.2

17. In future filings, please ensure that your certifying officers submit these certifications exactly as they appear in Item 601(b)(31) of Regulation S-K. In this regard, we note paragraph 4(d) should discuss the registrant's "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" instead of the registrant's "fourth fiscal quarter of the fiscal year ended September 30, 2010". This comment also applies to your quarterly report on Form 10-Q for the quarterly period ended December 31, 2010.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

18. Please tell us what consideration you gave to discussing and analyzing the employment agreements referenced on page 43 of your proxy statement for your 2011 stockholders meeting. We note that the reference on page 43 indicates that the agreements set forth terms of employment relating to base salary, bonus and benefits. In addition, with a view towards future disclosure, please provide us with a summary of the material terms and conditions of the employment agreements.

Role of Compensation Consultant, page 31

19. With a view towards future disclosure, please clarify for us whether your compensation committee or board approved management's decision to retain PWC to provide tax and recapitalization transaction consulting services. We note your disclosure that the

chairman of the compensation committee consented to such retention. Please see Item 407(e)(3) of Regulation S-K.

Elements of Executive Compensation – Fiscal Year 2010, page 31

20. We note your statement on page 31 that your compensation committee "did not adhere to any set formulas or formal allocations for any one component within the total amount of an NEO's overall compensation." We further note that the determination of the awards under the Bonus Plan appears to have been largely, if not exclusively, driven by the application of the formula discussed in your proxy statement for your 2010 stockholders meeting. With a view towards future disclosure, please reconcile for us this apparent inconsistency.

21. We note your peer group disclosure on pages 31 and 32. With a view towards future disclosure, please tell us what impact the peer group data had on your compensation decisions for fiscal year 2010. In doing so, please clarify the extent to which your compensation decisions were derived from or based on a comparison to peer companies, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation were tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Annual Incentive Compensation, page 32

22. With a view towards future disclosure, please provide us with a materially complete discussion and analysis of how you determined the amounts of the fiscal year 2010 cash awards for each named executive officer under your bonus plan. You should provide sufficient detail and explanation to enable us to understand how you determined the amount shown in the summary compensation table. In this regard, it may be helpful to include an illustration to demonstrate the operation of the formula used to determine the size of a payout under your incentive plan.

23. We note your reference to the description of your bonus plan in your proxy statement for your 2010 stockholders meeting. This reference does not obviate the need to provide a materially complete discussion and analysis of the bonus plan in your current proxy statement. With a view towards future disclosure, please provide us with a materially complete discussion and analysis of your bonus plan. You should address the application of the bonus plan to each of your named executive officers. In this regard, we note that the description of the bonus plan in your proxy statement for your 2010 stockholders

meeting did not address Mr. Salomon, who we note, based on your disclosures, does not appear to have been a named executive officer for fiscal year 2009 but was a named executive officer for fiscal year 2010.

24. We note your statements on pages 31 and 32 that your compensation programs are structured to reward achievement of predetermined financial and non-financial goals and targets. With a view towards future disclosure, please tell us each of the actual goals or targets for achievement by the NEOs and the company and the extent to which those goals or targets were met. In this regard, we note your disclosure on page 32 discusses whether targets were met, but it does not clearly define the actual goals and targets. To the extent that goals and targets were quantified, your response should provide precise quantitative information.

25. On page 32, you state that awards may be made under the Bonus Plan by the Compensation Committee "based on outstanding achievements, without reference to any specific performance guidelines." With a view towards future disclosure, please tell us how the Compensation Committee determines whether to grant awards based on outstanding achievements, and tell us whether the Compensation Committee made awards in this manner for fiscal year 2010. If such awards were made for fiscal year 2010, please provide us with a materially complete discussion and analysis as to how the amounts of those awards were determined.

Long-Term Incentive Compensation, page 32

26. With a view towards future disclosure, please provide us with a materially complete discussion and analysis of how you determined the amounts of the fiscal year 2010 equity awards for each named executive officer (i.e., the number of shares in the restricted stock awards and underlying the stock options). You should provide sufficient detail and explanation to enable us to understand how you determined the amount shown in the grants of plan-based awards table.

Summary Compensation Table, page 37

27. Please tell us why you determined that awards made pursuant to your Bonus Plan (as defined on page 32 of your proxy statement) belonged in the "Bonus" column of the summary compensation table rather than the "Non-Equity Incentive Plan Compensation" column. In this regard, we note that the Bonus Plan appears to be an "incentive plan" for purposes of Item 402 of Regulation S-K. Please see the definition of "incentive plan" in Item 402(a)(6)(iii) of Regulation S-K.

28. With a view towards future disclosure, please tell us whether the aggregate grant date fair value of the stock and option awards in the table were in accordance with FASB ASC Topic 718. Please see Item 402(c)(2)(v) and (vi) of Regulation S-K.

Grants of Plan-Based Awards, page 38

29. With a view towards future disclosure, please tell us why you did not include in the table the fiscal year 2010 cash awards made pursuant to your bonus plan.

Director Compensation, page 48

30. With a view towards future disclosure, please tell us whether the aggregate grant date fair value of the stock and option awards in the table were in accordance with FASB ASC Topic 718. Please see Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

General

31. Please address the comments above in future filings, as applicable.

Item 1. Financial Statements, page 4

(4) Inventory, page 14

Inventory Impairments, page 15

32. We note that your revenue has decreased approximately 48.2% or $102.8 million for the period ended December 31, 2010 compared to the period ended December 31, 2009 and have the following comments.

- Please advise us whether you have performed an impairment test of your inventory as a result of this negative revenue trend. If not, please explain how you concluded that an impairment test was not necessary. Please explain any qualitative and quantitative factors you considered.
- If you have performed an impairment test of inventory as a result of this negative trend, please tell us whether you were required to change the significant qualitative and quantitative assumptions relative to future home sales prices, sales incentives, direct and indirect costs of home construction and land development and the pace of new home orders. In this regard, we note from your disclosure on page 57 of your Form 10-K that you assumed limited market improvements in some communities beginning in fiscal 2011 and continuing improvement in these communities in subsequent years. You assume the remaining communities would have market improvements beginning in fiscal 2012. Please address whether these assumptions are still supportable in light of your significant decrease in revenues for the quarter ended March 31, 2011.

- Provide us with a summary of your results, if applicable. Given the significant decrease in revenues from the prior comparable period, please tell us how you determined that your inventory is recoverable at December 31, 2010.

Item 2. Management's Discussion and Analysis . . . , page 33

Three Month Period Ended December 31, 2010 Compared to the Three Month Period Ended December 31, 2009, page 36

33. Please expand/revise your discussion under results of operations for all periods to:

- Quantify the extent to which material decreases in revenues are attributable to changes in prices, volume or amount of projects, or change in mix in closings between products and among communities. For example, you explain on page 37 the decrease in revenues was primarily attributable to the decrease in closings and a decrease in average selling prices. You also disclosed that the reduction in average selling price was primarily attributable to the mix in closings between products and among communities as compared to the prior year. However, you do not quantify the impact of the decrease in closing and in average selling prices. It is also not clear how your shift in the mix in closings between products and among communities contributed to your decrease in revenues; and
- Disclose whether your significant decrease in revenues represents a current trend in your revenues. Please disclose whether you anticipated this significant decrease in revenues and your plan of action to increase revenues in future periods.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or, in her absence, Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: William C. Smith III
    Troutman Sanders LLP
    via facsimile at (404) 962-6880